ANHEUSER-BUSCH COMPANIES, INC.
One Busch Place
St. Louis, MO, 63118
September 18, 2008
By EDGAR Correspondence
Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:	John Reynolds, Esq. Assistant Director

RE:	Anheuser-Busch Companies, Inc. Preliminary Proxy Statement on
Schedule 14A Filed on August 15, 2008

Dear Mr. Reynolds:
In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letter dated September 12, 2008, Anheuser-Busch Companies, Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANHEUSER-BUSCH COMPANIES, INC.
By:	/s/ Thomas Larson
	Name:	Thomas Larson
	Title:	Associate General Counsel

cc:	Damon Colbert, Esq. Pamela Howell, Esq.